Exhibit 18

Primecore Mortgage Trust, Inc.
99 El Camino Real
Menlo Park, CA 94025

February 14, 2001

Re: Form 10-Q Report for the quarter ended June 30, 2000.

Ladies & Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of January 1, 2000, the Company changed its method of accounting for interest charges. Prior to January 1, 2000, the Company had expensed all interest incurred. Beginning on January 1, 2000, the Company now capitalizes interest charges to its investments in real estate under development and investments in real estate under development by affiliates. According to the management of the Company, this change was made to reflect all of the costs of its investments in real estate under development on its balance sheet.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 1999. Further, we have not examined and do not express any opinion with respect to your financial statements for the three and six months ended June 30, 2000.

Very truly yours,

/s/     ARTHUR ANDERSEN LLP